CHAPMAN AND CUTLER LLP
                     111 WEST MONROE STREET
                    CHICAGO, ILLINOIS  60603



                         January 4, 2006


First Trust Portfolios, L.P.
1001 Warrenville Road
Lisle, Illinois  60532

The Bank of New York
Unit Investment Trust Office
101 Barclay Street, Fl. 20W
New York, New York  10286

     Re:                      FT 1104

Gentlemen:

     We have acted as counsel for First Trust Portfolios, L.P., depositor of FT 1104 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units"), under a Trust Agreement dated January 4, 2006 (the "Indenture") among First Trust Portfolios, L.P., as depositor (the "Depositor") First Trust Advisors L.P., as supervisor, FTP Services LLC, as Fund/SERV Eligible Unit Servicing Agent, and The Bank of New York, as trustee (the "Trustee"). The Fund is comprised of the following unit investment trust: The Dowsm Target Dividend Portfolio, Qualified 2006 Series, Global Target 15 Portfolio, Qualified 2006 Series, Target Small-Cap Portfolio, Qualified 2006 Series, and Target VIP Portfolio, Qualified 2006 Series (the "Trust").

     In this connection, we have examined the registration statement and the prospectus for the Fund (the "Prospectus"), the Indenture, and such other instruments and documents, as we have deemed pertinent. For purposes of this opinion, we are assuming that the Trust will at all times be operated in accordance with the Indenture and that the parties to the Indenture will at all times fully comply with the terms of the Indenture. Failure to operate the Trust at all times in accordance with the Indenture or failure to comply fully at all times with the terms of the Indenture could result in federal income tax treatment different from that described below.

     You have informed us that the assets of the Trust will consist of a portfolio as set forth in the Prospectus. All of the assets of the Trust constitute the "Trust Assets." You have not requested us to examine, and accordingly we have not examined, any of the Trust Assets and express no opinion as to the federal income tax treatment thereof.

     Based upon the foregoing and on the facts outlined in this opinion, and upon an investigation of such matters of law as we consider to be applicable:

          (i) We are of the opinion that, under existing United States Federal income tax law, the Trust is not an association taxable as a corporation for Federal income tax purposes but will be classified as a grantor trust and will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the "Code").

         (ii) Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Internal Revenue Code of 1986, as amended, while Units are held by Eligible Plans, neither such Eligible Plans nor any participating employee will be taxed on income from the Trust. No option is expressed with respect to the federal income taxation of Units of a Trust or distribution from such Trust if the Units are held by persons other than Eligible Plans.

        (iii) Although the discussion in the Prospectus under the heading "Federal Tax Status" does not purport to discuss all possible United States federal income tax consequences of the purchase, ownership and disposition of Units, in our opinion, under existing United States Federal income tax law, such discussion, taken as a whole, is an accurate summary in all material respects, to the extent that the discussion constitutes statements of law or legal conclusions with respect to United States federal income tax matters. In this regard, please note that (a) we have not examined any of the Trust Assets and we are therefore unable to express an opinion, and we express no opinion as to the federal income tax treatment thereof and (b) the discussion under "Federal Tax Status" depends in part on the facts peculiar to individual Unitholders of which we have made no investigation and have no knowledge.

     Our opinion is based on the Code, the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the Code, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above. This opinion is given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein. Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding neither on the Internal Revenue Service nor a court of law, and has no official status of any kind. The Internal Revenue Service or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case. In evaluating these federal tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

     This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States federal, state, local or foreign law.

     The Committee on Legal Opinions of the American Bar Association promulgated the "Third-Party Legal Opinion Report, Including the Legal Opinion Accord," (the "ABA Guidelines") in 1991. Among other things the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions). In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

     Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of tax treatment or tax structure of any transaction relating to this matter.

                                Very truly yours,



                                CHAPMAN AND CUTLER LLP